Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 24 DATED FEBRUARY 27, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 24 to you in order to supplement our prospectus. This supplement, dated February 27, 2003 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 24 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 23 dated February 20, 2003, Supplement No. 22 dated February 20, 2003, Supplement No. 21 dated February 10, 2003, Supplement 20 dated January 30, 2003, Supplement No. 19 dated January 22, 2003, Supplement No. 18 dated January 15, 2003, Supplement No. 17 dated January 2, 2003, Supplement No. 16 dated December 23, 2002, Supplement No. 15 dated December 19, 2002 and Supplement No. 14 dated December 6, 2002 (Supplement No. 14 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and November 27, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the property we have acquired since February 20, 2003, the date of our last supplement. We purchased this property from an unaffiliated third party. We purchased this property with our own funds and the proceeds of a new loan in the principal amount of $30,000,000. The loan requires interest only payments based on a rate of 4.60% per annum and matures in 2008.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses ($) *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 2/27/03 (%)	No. of Tenants	Major Tenants

The Overlook at King of Prussia 301 Goddard Boulevard King of Prussia, PA	NC	2002	2/27/03	57,000,000	186,980	100	5	Best Buy Nordstrom Rack Regal Entertainment Theater (ground lease)

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 02/25/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Village Center 5500 Washington Avenue Mount Pleasant, WI	NC	2002/2003	24,000,000	217,103	92	8	Jewel Food Kohl's

Carlisle Commons South Hanover Street and I-81 Carlisle, PA	NC	2001	39,200,000 (1)	400,640	82	19	Wal-Mart Super Center

Cedar Springs Crossing Southport Road and Cedar Springs Road Spartanburg, SC	NC	2001	10,150,000	86,312	100	12	Bi-Lo Eckerds Dollar Tree

Largo Towne Center Landover Road and Central Avenue Largo, MD	NC	1991	30,500,000	260,825	96	31	Shoppers Food Warehouse Marshall's Regency Furniture

Lexington Place 100 Old Cherokee Road Lexington, SC	NC	Under Constr.	8,397,000	83,167	--	--	--

Suwanee Crossroads 3255 Lawrenceville Suwanee Road Suwanee, GA	NC	2002	12,130,000	69,500	85	23	Dollar Tree

Starwood Heller New Jersey Portfolio
440 Commons Route 440 North Jersey City, NJ	NC	1997	18,085,000	162,533	100	2	Home Depot Seaman's Furniture Store

Edgewater Towne Center 905 River Road Edgewater, NJ	NC	2000	27,218,000	135,430(2)	100	9	Whole Foods Supermarket Annie Sez

Brick Center Plaza 51 Chambers Bridge Road Brick, NJ	NC	1999	19,392,000	114,028	100	4	Bed, Bath & Beyond Best Buy Seaman's Furniture Christian Fine Home Furnishings

East Hanover Plaza 154 State Route 10 East Hanover, NJ	NC	1994	17,267,000	97,660	100	5	Sport Authority Office Max Chili's & Macaroni Grill NJ Pet Supply

Linden Plaza 1601 West Edgar Road Linden, NJ	NC	1993/2001	31,766,000	275,431	100	18	Wal-mart Stop & Shop

Route 22 Retail Center 2700 US Highway 22 East Union, NJ	NC	1997	18,887,000 (3)	110,453	100	3	Circuit City Baby Superstore The Furniture King

		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 02/25/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Starwood Heller New Jersey Portfolio, continued

Sony Theatre Complex 145 State Route 10 East Hanover, NJ	NC	1993	12,023,000	70,549	100	6	Chuck E. Cheese Lowes Cinema

West Falls Plaza 1730 Route 46 West Paterson, NJ	NC	1995	21,164,000	88,913	100	3	A & P 6th Avenue Electronics

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

  Initially, we intend to fund a $36,000,000 loan to the seller of Carlisle Commons. The loan will require interest only payments based on a rate of 8.446% per annum and will mature in September 2003. We intend to acquire this property in September 2003.
  The gross leasable area includes 57,984 square feet of residential space, containing 64 apartment units.
  As part of the acquisition of the Route 22 Retail Center, we will assume the existing debt with a remaining principal balance of approximately $10,413, 000, after a $914,000 prepayment of principal. The loan requires interest only payments at a rate of 7.49% per annum and matures in 2008.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of February 24, 2003, we had sold 74,328,386 shares in our third offering, resulting in gross proceeds of $742,310,824. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of February 24, 2003, we had incurred $64,730,862 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $677,579,962 of net proceeds from the sale of those 74,328,386 shares. An additional 3,838,150 shares have been sold pursuant to our Distribution Reinvestment Program as of February 24, 2003, for which we have received additional net proceeds of $36,462,428. As of February 24, 2003, we had repurchased 447,469 shares through our Share Repurchase Program resulting in disbursements totaling $4,156,256. As a result, our net offering proceeds from all offerings total approximately $1,289,964,304 as of February 24, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,475,000 are included in the purchase prices we have paid for all our properties purchased through February 24, 2003. As of February 24, 2003, we had invested approximately $1,072,000,000 in properties that we purchased for an aggregate purchase price of approximately $1,724,452,000, and we had invested approximately $93,000,000 in three notes receivable from developers of two shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of February 24, 2003, we had net offering proceeds of approximately $131,000,000 available for investment in additional properties. As of February 24, 2003, we have committed to the acquisition of an additional $982,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.